 1-A/A LIVE 0001393772 XXXXXXXX 024-11152 WEED, Inc. NV 2014 0001393772 8731 83-0452269 2 0 4920 N. Post Trail Tucson AZ 85750 520-818-8582 Craig V. Butler, Esq Other 2509.00 0.00 822.00 1780385.00 1952612.00 360884.00 0.00 752970.00 1199642.00 1952612.00 0.00 27370255.00 159424.00 -27529679.00 -0.26 -0.26 M&K CPAs, PLLC Common Stock 110722685 948508106 OTCQB-tier of OTC Markets Preferred Stock 0 N/A None 0 true true false Tier2 Audited Equity (common or preferred stock) Y N Y Y N N 40000000 111922685 40000000.00 0.00 0.00 0.00 40000000.00 N/A 0.00 N/A 0.00 N/A 0.00 M&K CPAs, PLLC 76320.00 Law Offices of Craig V. Butler 30000.00 N/A 0.00 Yes 500.00 40000000.00 true AL AK AZ AR CA CO CT DE DC FL GA HI ID IL IN IA KS KY LA ME MD MA MI MN MS MO MT NE NV NH NJ NM NY NC ND OH OK OR PA RI SC SD TN TX UT VT VA WA WV WI WY PR false WEED, Inc. Common Stock 2357000 0 2185000 N/A Shares were issued pursuant to Section 4(a)(2) to investors that had a pre-existing relationship with management of Issuer, were familiar with Issuer's operations, and were sophisticated investors based on representations in stock purchase agreements.